Exhibit 8.1

[LETTERHEAD OF JONES, WALKER, WAECHTER, POITEVENT

CARRÈRE & DENÈGRE, LLP]

August 9, 2011

Board of Directors

Fairmount Bancorp, Inc.

8216 Philadelphia Road

Baltimore, MD 21237

Board of Directors

Fullerton Federal Savings Association

7527 Belair Road

Baltimore, MD 21236

Ladies and Gentlemen:

You have requested our opinion as to certain federal income tax consequences of the Agreement and Plan of Conversion Merger by and among Fairmount Bancorp, Inc. (“Fairmount”), a Maryland corporation. Fairmount Bank (the “Bank”), a federally-chartered stock savings association and the wholly-owned subsidiary of Fairmount, and Fullerton Federal Savings Association (“Fullerton”), a federally-chartered mutual savings association, whereby: (i) Fullerton will convert from a federal mutual savings association to a federal stock savings association; (ii) Fairmount will acquire 1,000 shares of common stock of Fullerton issued in the conversion for $1.00 per share; and (iii) pursuant to the Plan of Conversion Merger, as amended, adopted by Fullerton and the Bank, Fullerton will merge with and into the Bank, with the Bank as the surviving institution.

This opinion is being rendered as required by Section 6.02(h) of the Agreement and Plan of Conversion Merger and Article XI of the Plan of Conversion Merger. All capitalized terms, unless otherwise specified, have the meaning assigned to them in the Agreement and Plan of Conversion Merger.

In connection with our opinion, we have examined originals or copies, certified or otherwise and identified to our satisfaction of the Agreement and Plan of Conversion Merger, the Plan of Conversion Merger and such other documents as we have deemed necessary or appropriate to enable us to render the opinion below. In our examination, we have assumed (i) the genuineness of all signatures, the authenticity of all documents submitted to us as originals, the conformity to original documents of all documents submitted to us as certified, conformed or photostatic copies and the authenticity of the originals of such copies, (ii) each document reviewed by us has been or will be fully executed and delivered in substantially the same form, is or will be in full force and effect and has not been and will not be amended or modified in any respect, (iii) all parties to the documents at all times had and will have full corporate power, authority and capacity to enter into, execute and perform all obligations under those documents and to observe and perform the terms and conditions thereof and (iv) the factual matters, statements and recitations contained in the documents are accurate, true and complete.

Statement of Facts

Fullerton is a federally-chartered mutual savings association engaged primarily in attracting deposits and originating and investing in loans secured by first mortgage liens on residential and properties. As a mutual savings association, Fullerton has no capital stock. Instead, the depositors are entitled to the interest in their account balance as declared and paid by Fullerton. In addition, the depositors have a right to share pro rata in any liquidation proceeds distributed in the event Fullerton is liquidated, based upon the withdrawable value of their savings accounts.

Fairmount is a publicly traded Maryland corporation and savings and loan holding company that provides a full range of retail and commercial financial products and services to customers in its market area through a wholly-owned subsidiary, the Bank.

Board of Directors

August 9, 2011

Fairmount and Fullerton entered into the Agreement and Plan of Conversion Merger, which provides for (i) the mutual to stock conversion of Fullerton; (ii) the issuance of 1,000 shares of Fullerton common stock to Fairmount for $1.00 per share; and (iii) the merger of Fullerton with the Bank, with the Bank as the surviving institution. In connection with the conversion merger of Fullerton, Fairmount is offering up to 49,285 shares of its common stock to eligible depositors of Fullerton receiving subscription rights as part of the mutual to stock conversion and, to the extent shares remain available, to the general public.

In connection with the conversion from a mutual association to stock association, subscription rights will be offered to certain members of Fullerton. A liquidation account will be established for the benefit of certain of Fullerton’s depositors in connection with the conversion to a stock association. Following completion of the conversion merger, each eligible holder of a deposit account in Fullerton prior to the conversion merger shall continue to hold a deposit account in the Bank with an identical balance.

The liquidation account will be maintained for the benefit of eligible depositors as provided for in the Plan of Conversion Merger who maintain their deposit accounts in the Bank after the conversion merger. Each such depositor will, with respect to each deposit account held, have a related, inchoate interest in a portion of the liquidation account balance, referred to as the subaccount balance. In the event of a complete liquidation of the Bank, each eligible depositor will be entitled to receive a liquidation distribution from the liquidation account before any liquidation distribution on capital stock. The amount of the distribution will equal the then current adjusted subaccount balances for deposit accounts then held by the depositor. For this purpose, no merger, consolidation, purchase of bulk assets with assumption of deposit accounts and other liabilities, or similar transaction, in which the Bank is not the surviving institution, will be considered a complete liquidation. In any such transaction, the liquidation account will be assumed by the surviving insured institution.

The initial subaccount balance for a deposit account held by an eligible depositor will be determined by multiplying the opening balance in the liquidation account by a fraction, the numerator of which is the amount of the qualifying deposit of such depositor and the denominator of which is the total amount of qualifying deposits of all holders. This initial subaccount balance will not be increased, but will be subject to a downward adjustment in an amount proportionate to the reduction, if any, in such deposit account balance. In the event of a downward adjustment, the subaccount balance shall not be subsequently increased, notwithstanding any increase in the deposit balance of the related deposit account.

For purposes of our opinion, we have relied on certain written representations by each of Fairmount, the Bank and Fullerton:

a)	There is a valid business purpose for the conversion and merger transactions contemplated by the Agreement and Plan of Conversion Merger.

b)	There exists no intercorporate indebtedness between Fairmount and Fullerton or the Bank and Fullerton that was issued, acquired, or will be settled at a discount.

c)	No amount of the savings accounts and deposits of Fullerton as of the eligibility record date or the supplemental eligibility record date will be excluded from participating in the liquidation accounts to be established for the benefit of eligible Fullerton depositors.

d)	Fullerton, the Bank and Fairmount will each pay its own expenses, if any, related to the conversion and merger contemplated by the Agreement and Plan of Conversion Merger.

e)	Fullerton will continue to engage in the same business following the mutual to stock conversion as prior to the conversion. Following the proposed conversion and merger, the Bank will continue the historic business of Fullerton or use a significant portion of Fullerton’s business assets in a trade or business. Neither the Bank nor Fairmount has a plan or intention to sell or otherwise dispose of any of the assets of Fullerton other than in the ordinary course of business.

f)	The fair market value of the withdrawable savings accounts in the Bank, plus interests in the liquidation account to be received by eligible depositors under the Plan of Conversion Merger will

Board of Directors

August 9, 2011

be, in each instance, equal to the fair market value of Fullerton’s savings accounts surrendered in exchange therefore.

g)	Fairmount has no plan or intention to sell or otherwise dispose of the common stock of Fullerton to be received by it in the proposed transaction. There is no plan or intention for Fullerton to be liquidated or merged into another corporation following consummation of the proposed transaction other than the merger with and into the Bank, described above.

h)	Fullerton has no plan or intention to issue additional shares of its stock other than as part of the Agreement and Plan of Conversion Merger.

i)	Fullerton has no plan or intention to redeem or otherwise reacquire any of its shares of stock to be issued as part of the Agreement and Plan of Conversion Merger.

j)	Following Fairmount’s acquisition of the common stock of Fullerton, it will hold 100% of the common stock of Fullerton.

k)	At the time of the merger with and into the Bank, Fullerton will not have outstanding any warrants, options, convertible securities, or any other type of right pursuant to which any person could acquire stock in Fullerton.

1)	The liabilities of Fullerton that are to be assumed by the Bank, plus the liabilities, if any, to which the transferred assets are subject were incurred by Fullerton in the ordinary course of its business and are associated with the assets transferred.

m)	None of Fairmount, the Bank or Fullerton is under the jurisdiction of a court in a title 11 or similar case within the meaning of section 368(a)(3)(A) of the Code.(1)

n)	None of Fairmount, the Bank or Fullerton is an investment company within the meaning of sections 368(a)(2)(F) (iii) and (iv) of the Code.

o)	None of the compensation to be received by any depositor-employees of Fullerton will be separate consideration for, or allocable to, any of their deposits in Fullerton. No interests in the liquidation account of Fullerton will be received by any depositor-employees as separate consideration for, or will otherwise be allocable to, any employment agreement, and the compensation paid to any depositor-employees will be for services actually rendered and will be commensurate with amounts paid to third parties bargaining at arm’s length for similar services.

Opinion

In rendering our opinion, we have considered the applicable provisions of the Code, Treasury Regulations issued thereunder, pertinent judicial authorities, interpretive rulings of the Internal Revenue Service and such other authorities as we have considered relevant.

(1)	All references to Code are to the Internal Revenue Code of 1986, as amended (the “Code”).

Based upon and subject to the foregoing, we are of the opinion that:

•

the conversion of Fullerton from a mutual savings and loan association to a stock savings and loan association will be ignored for federal income tax purposes. Provided that the proposed merger of Fullerton with and into the Bank qualifies as a statutory merger under applicable state law and regulations, the merger will constitute a tax-free reorganization within the meaning of Section 368(a)(l)(A) of the Internal Revenue Code of 1986, as amended;

Board of Directors

August 9, 2011

•	no gain or loss will be recognized by Fullerton or the Bank in the conversion merger;

•	no gain or loss will be recognized by Fairmount upon the receipt of money in exchange for shares of its common stock;

•

no gain or loss will be recognized by the Eligible Account Holders, Supplemental Eligible Account Holders, and Other Members of Fullerton upon the issuance to them of withdrawable deposit accounts in the Bank in the same dollar amount as their savings accounts in Fullerton plus, with respect to Eligible Account Holders and Supplemental Eligible Account Holders, an interest in the liquidation account maintained at the Bank in exchange for their withdrawable deposits in Fullerton; and

•

no gain or loss will be recognized by Eligible Account Holders, Supplemental Eligible Account Holders and Other Members upon the distribution to them of the nontransferable subscription rights to purchase shares of Fairmount common stock, provided that such nontransferable subscription rights do not have a fair market value greater than zero. If the non-transferable subscription rights to purchase the shares of Fairmount common stock are subsequently found to have a fair market value, income may be recognized by various recipients of the subscription rights (in certain cases, whether or not the rights are exercised).

The opinions contained herein are rendered only with respect to the specific matters discussed herein; in this letter we express no opinion with respect to any other legal, federal, state, local or foreign aspect of these transactions. If any of the information upon which we have relied is incorrect, or if changes in the relevant facts occur after the date hereof, our opinion could be affected thereby.

Our opinion is based on case law, the Code, Treasury Regulations thereunder, and Internal Revenue Service rulings and other administrative guidance as they now exist. These authorities are all subject to change, and such change may be made with retroactive effect. We can give no assurance that, after such change, our opinion would not be different. We undertake no responsibility to update or supplement our opinion. This opinion is not binding on the Internal Revenue Service and there can be no assurance, and none is hereby given, that the Internal Revenue Service will not take a position contrary to one or more of the positions reflected in the foregoing opinion, or that our opinion will be upheld by the courts if challenged by the Internal Revenue Service. We express no opinion as to any state or local income tax consequences.

This opinion is not intended or written to be used, and may not be used by any taxpayer, for the purpose of avoiding any penalties that may be imposed by the IRS. The recipients should seek advice based on each recipient’s particular circumstances from an independent tax advisor.

We hereby consent to the inclusion of this opinion as an exhibit and reference to our opinion in the Fairmount Registration Statement on Form S-1 and in certain bank regulatory filings in connection with the Agreement and Plan of Conversion Merger.

Sincerely,

/s/ Jones, Walker, Waechter, Poitevent,

Carrère Denègre, LLP